UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Advanced Photonix, Inc.
(Exact Name of Registrant as specified in its Charter)

Delaware	1-11056	33-0325826
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2925 Boardwalk, Ann Arbor, Michigan	48104
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:	(734) 864-5600

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

 ☒  Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1-Conflict Minerals Disclosure

Advanced Photonix, Inc. (API) evaluated its current product lines and determined that many of them contain tin, tungsten, tantalum or gold (3TG).  Accordingly, we surveyed our suppliers that are likely to provide us components with potential conflict materials.  Given we have not received 100% of the surveys back from our suppliers, we have had to conclude we are Conflict Free Undeterminable.  Consequently, we have filed a Conflict Minerals Report.

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the API Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at www.advancedphotonix.com under the Corporate Governance section of the website.

Section 2- Exhibits

Exhibit 1.01- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADVANCED PHOTONIX, INC.

	By:	/s/ Jeff Anderson
Jeff Anderson, Chief Financial Officer

Dated: June 2, 2014